UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED RESULTS
FOR THE MONTH OF DECEMBER 20081
Medellín, Colombia, January 30, 2009
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps. 62.3 billion in December 2008. Net income for Bancolombia on an unconsolidated basis totaled Ps.1,043.7 billion for the year ended December 31, 2008, increasing 29.8% as compared to the same period of 2007.
•
Net interest income, including investment securities, totaled Ps. 259.5 billion in December 2008. For the year ended December 31, 2008, net interest income totaled Ps. 2,599.2 billion, increasing 35.4% as compared to the same period last year.

•
Net fees and income from services in December 2008 totaled Ps. 85.1 billion. For the year ended December 31, 2008, net fees and income from services totaled Ps. 799.9 billion, which represents an increase of 18.0% as compared to the same period of 2007.

•
Other operating income totaled Ps.7.7 billion in December 2008. For the year ended December 31, 2008, other operating income totaled Ps. 553.9 billion increasing 63.6% as compared to the same period last year. Bancolombia notes that a considerable part of this revenue comes from dividend income received from subsidiaries, which is eliminated in the consolidated results as it is an intercompany transaction. As a result, this dividend income is only recorded in Bancolombia’s unconsolidated results. In addition, other operating income for the month of December was affected by rule changes concerning the valuation of derivatives to be followed by the entities under the supervision of the Superintendencia Financiera de Colombia (“Colombian Superintendency of Finance”). See additional information below.

•
Net provisions totaled Ps. 127.9 billion in December 2008. Net provisions totaled Ps. 751.1 billion for the year ended December 31, 2008, which represents an increase of 136.2% as compared to the same period of 2007. Bancolombia’s (unconsolidated) level of past due loans (i.e. loans overdue for more than 30 days) as a percentage of total loans amounted to 3.53% as of December 31, 2008, and the ratio of allowances to past due loans increased to 143.1% as of the same date.

•
Operating expenses totaled Ps. 211.9 billion in December 2008. For the year ended December 31, 2008, operating expenses totaled Ps. 1,800.3 billion, increasing 16.3% as compared to the same period of 2007.

Total assets (unconsolidated) amounted to Ps. 39.4 trillion, loans amounted to Ps. 27.9 trillion, deposits totaled Ps. 25.3 trillion and Bancolombia’s total shareholders’ equity amounted to Ps. 5.9 trillion.
Market Share
According to ASOBANCARIA (Colombia’s national banking association),Bancolombia’s market share of the Colombian financial system as of December 2008, was as follows: 19.1% of total deposits, 21.8% of total net loans, 21.0% of total savings accounts, 22.1% of total checking accounts and 14.8% of total time deposits.

[1]
This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

RULE CHANGES CONCERNING VALUATION METHODOLOGIES FOR DERIVATIVE INSTRUMENTS
In 2008, the Colombian Superintendency of Finance issued external circulars 025, 030, 044 and 063 (the “2008 External Circulars”) establishing new guidelines for the valuation of derivatives and structured products to be followed by entities under its supervision. External circular 025 amended chapter XVIII of the Circular Básica Contable y Financiera
In accordance with the 2008 External Circulars, Bancolombia modified the methodology by which it values its portfolio of derivatives and structured products. As a result of this change, Bancolombia’s balance sheet and financial results have been impacted as follows:
•
A reduction in the carrying value of derivatives totaling Ps. 145 billion (approximately US $60.8 million2) was recorded for the 2008 fiscal year, resulting in a reduction on income. After this reduction, income from derivative financial instruments for the year ended December 31, 2008 totaled Ps. 139.1 billion (approximately US $58.3 million).

•
An additional reduction of Ps. $135 billion (approximately US$56.6 million) in the carrying value of derivatives will be recorded in 2009, resulting in a reduction on income that will be amortized daily, in equal installments, during the first six months of 2009.

The complete text of the 2008 External Circulars, can be downloaded from the web site of the Colombian Superintendency of Finance (http://www.superfinanciera.gov.co/), in the “Establecimientos de credito"— “Normativa” section.

[2]	Exchange Rate for January 30, 2009: $1 = Ps. 2,386.58.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET		As of		Dec08/Nov08		Annual
(Ps Millions)	Dec-07	Nov-08	Dec-08	$	%	%
ASSETS
Cash and due from banks	2,181,250	2,788,113	2,529,017	-259,096	-9.29%	15.94%
Overnight funds sold	1,300,330	367,914	1,134,172	766,258	208.27%	-12.78%
Total cash and equivalents	3,481,580	3,156,027	3,663,189	507,162	16.07%	5.22%

Debt securities	3,852,076	4,029,382	4,426,643	397,261	9.86%	14.92%
Trading	1,551,223	1,461,075	1,707,142	246,067	16.84%	10.05%
Available for Sale	1,274,563	1,150,214	1,157,908	7,694	0.67%	-9.15%
Held to Maturity	1,026,290	1,418,093	1,561,593	143,500	10.12%	52.16%
Equity securities	983,796	1,115,404	1,398,326	282,922	25.36%	42.14%
Trading	8,335	26,078	284,523	258,445	991.05%	3313.59%
Available for Sale	975,461	1,089,326	1,113,803	24,477	2.25%	14.18%
Market value allowance	-29,802	-18,512	-18,541	-29	0.16%	-37.79%
Net investment securities	4,806,070	5,126,274	5,806,428	680,154	13.27%	20.81%

Commercial loans	17,411,943	21,377,101	21,592,420	215,319	1.01%	24.01%
Consumer loans	3,654,977	3,897,701	3,863,350	-34,351	-0.88%	5.70%
Small business loans	111,382	127,210	126,372	-838	-0.66%	13.46%
Mortgage loans	1,923,883	2,407,017	2,327,127	-79,890	-3.32%	20.96%
Allowance for loans and financial leases losses	-933,933	-1,267,497	-1,405,229	-137,732	10.87%	50.46%
Net total loans and financial leases	22,168,252	26,541,532	26,504,040	-37,492	-0.14%	19.56%

Accrued interest receivable on loans	305,561	407,621	408,226	605	0.15%	33.60%
Allowance for accrued interest losses	-23,144	-26,715	-30,464	-3,749	14.03%	31.63%
Net total interest accrued	282,417	380,906	377,762	-3,144	-0.83%	33.76%

Customers’ acceptances and derivatives	196,565	364,511	285,069	-79,442	-21.79%	45.03%
Net accounts receivable	403,158	527,873	446,815	-81,058	-15.36%	10.83%
Net premises and equipment	484,625	635,021	671,587	36,566	5.76%	38.58%
Foreclosed assets	7,656	4,302	4,143	-159	-3.70%	-45.89%
Prepaid expenses and deferred charges	52,271	75,264	68,813	-6,451	-8.57%	31.65%
Goodwill	12,509	2,258	1,841	-417	-18.47%	-85.28%
Other	167,811	371,596	227,879	-143,717	-38.68%	35.80%
Reappraisal of assets	1,132,917	1,308,413	1,357,553	49,140	3.76%	19.83%

Total assets	33,195,831	38,493,977	39,415,119	921,142	2.39%	18.74%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	5,296,429	4,483,568	5,320,992	837,424	18.68%	0.46%
Checking accounts	4,816,714	4,092,641	4,930,757	838,116	20.48%	2.37%
Other	479,715	390,927	390,235	-692	-0.18%	-18.65%

Interest bearing	15,832,665	19,556,974	19,978,873	421,899	2.16%	26.19%
Checking accounts	515,370	575,216	707,816	132,600	23.05%	37.34%
Time deposits	4,590,843	6,664,102	6,852,631	188,529	2.83%	49.27%
Savings deposits	10,726,452	12,317,656	12,418,426	100,770	0.82%	15.77%

Total deposits	21,129,094	24,040,542	25,299,865	1,259,323	5.24%	19.74%
Overnight funds	1,164,019	598,530	1,077,180	478,650	79.97%	-7.46%
Bank acceptances outstanding	53,724	89,008	55,864	-33,144	-37.24%	3.98%
Interbank borrowings	733,986	1,002,218	1,043,014	40,796	4.07%	42.10%
Borrowings from domestic development banks	1,551,102	1,831,651	1,829,255	-2,396	-0.13%	17.93%
Accounts payable	1,287,010	1,648,116	1,327,300	-320,816	-19.47%	3.13%
Accrued interest payable	146,134	205,790	211,678	5,888	2.86%	44.85%
Other liabilities	326,911	348,165	406,111	57,946	16.64%	24.23%
Bonds	1,625,704	2,200,881	2,148,993	-51,888	-2.36%	32.19%
Accrued expenses	111,749	753,700	113,711	-639,989	-84.91%	1.76%

Total liabilities	28,129,433	32,718,601	33,512,971	794,370	2.43%	19.14%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	—	0.00%	0.00%

Retained earnings	3,110,017	3,643,887	3,706,200	62,313	1.71%	19.17%
Appropiated	2,305,756	2,662,531	2,662,531	—	0.00%	15.47%
Unappropiated	804,261	981,356	1,043,669	62,313	6.35%	29.77%

Reappraisal and others	1,592,129	1,767,800	1,816,942	49,142	2.78%	14.12%
Gross unrealized gain or loss on debt securities	(29,662)	(30,225)	(14,908)	15,317	-50.68%	-49.74%

Total shareholder’s equity	5,066,398	5,775,376	5,902,148	126,772	2.20%	16.50%

Total liabilities and shareholder’s equity	33,195,831	38,493,977	39,415,119	921,142	2.39%	18.74%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Dec-07	Dec-08%		Nov-08	Dec-08%
Interest income and expenses
Interest on loans	2,703,612	3,767,241	39.34%	345,257	374,819	8.56%
Interest on investment securities	250,624	309,518	23.50%	36,422	29,984	-17.68%
Overnight funds	58,100	55,953	-3.70%	5,540	5,472	-1.23%
Total interest income	3,012,336	4,132,712	37.19%	387,219	410,275	5.95%

Interest expense Checking accounts	16,880	17,563	4.05%	1,895	2,454	29.50%
Time deposits	304,948	558,592	83.18%	54,725	52,736	-3.63%
Savings deposits	457,703	572,737	25.13%	54,998	57,652	4.83%
Total interest on deposits	779,531	1,148,892	47.38%	111,618	112,842	1.10%

Interbank borrowings	62,103	33,009	-46.85%	5,904	3,257	-44.83%
Borrowings from domestic development banks	70,439	111,437	58.20%	10,220	10,902	6.67%
Overnight funds	88,831	74,780	-15.82%	2,778	5,269	89.67%
Bonds	92,459	165,384	78.87%	18,383	18,521	0.75%
Total interest expense	1,093,363	1,533,502	40.26%	148,903	150,791	1.27%

Net interest income	1,918,973	2,599,210	35.45%	238,316	259,484	8.88%
Provision for loan and accrued interest losses, net	(424,362)	(851,765)	100.72%	(137,978)	(141,182)	2.32%
Recovery of charged-off loans	63,490	62,376	-1.75%	5,052	6,885	36.28%
Provision for foreclosed assets and other assets	(27,556)	(15,512)	-43.71%	(282)	(1,642)	482.27%
Recovery of provisions for foreclosed assets and other assets	70,462	53,834	-23.60%	1,115	8,045	621.52%

Total net provisions	(317,966)	(751,067)	136.21%	(132,093)	(127,894)	-3.18%
Net interest income after provision for loans and accrued interest losses	1,601,007	1,848,143	15.44%	106,223	131,590	23.88%

Commissions from banking services and other services	102,074	117,938	15.54%	6,750	15,464	129.10%
Electronic services and ATM’s fees, net	73,972	78,796	6.52%	6,279	7,727	23.06%
Branch network services, net	98,811	97,863	-0.96%	7,672	9,798	27.71%
Collections and payments fees, net	112,617	139,023	23.45%	11,129	13,241	18.98%
Credit card merchant fees, net	19,572	14,547	-25.67%	1,411	4,097	190.36%
Credit and debit card fees, net	257,131	326,083	26.82%	26,200	31,215	19.14%
Checking fees, net	66,885	67,463	0.86%	5,076	6,265	23.42%
Check remittance, net	10,316	12,041	16.72%	820	1,102	34.39%
International operations, net	33,091	37,430	13.11%	3,299	3,519	6.67%
Total fees and other service income	774,469	891,184	15.07%	68,636	92,428	34.66%

Other fees and service expenses	(96,452)	(91,230)	-5.41%	(6,905)	(7,279)	5.42%
Total fees and income from services, net	678,017	799,954	17.98%	61,731	85,149	37.94%

Other operating income
Net foreign exchange gains	38,296	96,701	152.51%	(3,331)	7,650	329.66%
Derivative Financial Instruments	139,700	139,102	-0.43%	81,646	(49,737)	-160.92%
Gains(Loss) on sales of investments on equity securities	(13,254)	80,828	709.84%	—	45,145	*
Securitization income	50,377	41,080	-18.46%	2,164	4,568	111.09%
Dividend income	122,127	194,851	59.55%	36	—	*
Communication, rent payments and others	1,398	1,349	-3.51%	99	119	20.20%
Total other operating income	338,644	553,911	63.57%	80,614	7,745	-90.39%

Total income	2,617,668	3,202,008	22.32%	248,568	224,484	-9.69%
Operating expenses
Salaries and employee benefits	608,013	688,279	13.20%	55,387	93,163	68.20%
Bonus plan payments	54,614	82,198	50.51%	5,963	(14,789)	-348.01%
Compensation	22,244	21,649	-2.67%	1,115	1,202	7.80%
Administrative and other expenses	734,259	870,006	18.49%	69,361	100,640	45.10%
Deposit security, net	40,673	40,279	-0.97%	2,493	2,493	0.00%
Donation expenses	11,129	24,178	117.25%	47	20,931	44434.04%
Depreciation	76,861	73,725	-4.08%	6,020	8,279	37.52%
Total operating expenses	1,547,793	1,800,314	16.31%	140,386	211,919	50.95%

Net operating income	1,069,876	1,401,694	31.01%	108,182	12,565	-88.39%
Merger expenses	—	—	0.00%	—	—	0.00%
Goodwill amortization	27,655	10,668	-61.42%	417	417	0.00%
Non-operating income (expense)
Other income	62,080	105,530	69.99%	2,707	48,055	1675.21%
Other expense	(64,789)	(107,510)	65.94%	(9,775)	3,346	134.23%
Total non-operating income	(2,710)	(1,980)	-26.93%	(7,068)	51,401	827.24%
Income before income taxes	1,039,511	1,389,046	33.62%	100,697	63,549	-36.89%
Income tax expense	(235,250)	(345,377)	46.81%	(13,805)	(1,236)	-91.05%

Net income	804,261	1,043,669	29.77%	86,892	62,313	-28.29%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: January 30, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance